Invictus Announces Definitive Option Agreement with Late-Stage Application under the ACMPR

VANCOUVER, July 18, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to announce that further to its news release dated May 16, 2018, it has successfully entered into a definitive option agreement with a Late-Stage Applicant ("OptionCo") under the Access to Cannabis for Medical Purposes Regulations ("ACMPR") to acquire 100% (the "Option") of the outstanding shares of OptionCo from its current shareholders (the "Vendors").

OptionCo has a cannabis production and research facility located in Delta, British Columbia (the "Delta Facility"), and an additional property located in Mission, British Columbia (the "Mission Location") that is currently awaiting construction of a 350,000 square foot purpose-built indoor facility, which will be built in multiple phases with completion set for the fourth quarter of 2019. The Mission Location is located on 32-acres of buildable land. The property is eligible for wholesale energy costs with 38 MG Watt service at the property line, and access to an ample water supply from underground aquifers.

The Option will be exercisable at the sole option of Invictus within 30-days of OptionCo notifying the Company that the Delta Facility has received its license to cultivate under the ACMPR. The exercise price of the Option (the "Exercise Price") will be payable by the Company as follows:

a)	C$2.5 million in cash, less a C$100,000 deposit already paid by the Company to the Vendors, to repay agreed upon debts of OptionCo;

b)

C$10 million in common shares of the Company ("Common Shares") issued to the Vendors on the date (the "Issue Date") that is within 10 business days of exercising the Option, valued at a price per Common Share being the greater of: (i) C$1.65 per Common Share; and (ii) the 10-day Volume Weighted Average Trading Price ("VWAP") of the Common Shares on the TSX Venture Exchange (the "Exchange") immediately prior to the Issue Date with the following release schedule:

a.	25% of the Common Shares on the Issue Date; and

b.	25% of the Common Shares every 4 months thereafter.

c)

investment in the sumof C$10 million (the "Investment") in cash into OptionCo to be used for a 50,000 square foot expansion of the Mission Location and working capital purposes. The Investment will be in the formof a commitment fromthe Company and will be paid into OptionCo over time on an as-needed basis; and

d)

C$7 million in Common Shares issued to the Vendors on the date that is within 10 business days of the Mission Location receiving its cultivation license under the ACMPR(the "Mission License Date"), valued at the 10 trading days VWAPon the Exchange immediately prior to the License Date.

The Delta Facility has completed its pre-license inspection from Health Canada and expects to receive its license to cultivate medical cannabis under the ACMPR in short order.

About Invictus

Invictus owns and operates two cannabis production facilities, both with sales licenses, under the ACMPR in Canada, with the vision of producing a variety of high quality and low-cost cannabis products to the global market, as regulations permit. The Company's wholly owned subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), is located in West-Central Alberta. The Company's 50% owned AB Laboratories Inc. ("AB Labs"), is located in Hamilton, Ontario. AB Ventures Inc. ("AB Ventures") owns 100 acres of land near Hamilton, Ontario, to be used for future cannabis cultivation. Recently, the Company announced that it has entered into a definitive option agreement to acquire an applicant ("OptionCo") under the ACMPR. Combined, the Company expects to have approximately 211,000 and 915,000 square feet of cannabis production capacity by the end of 2018 and 2019, respectively.

Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

The Company's wholly owned subsidiary, Poda Technologies Ltd. ("Poda"), has developed the world's first zero-cleaning vaporizer system. Poda's fully biodegradable pods are self-contained, and do not contaminate the vaporizer with odor, flavor or residue.

Finally, the Company's 82.5% owned Future Harvest Development Ltd. ("Future Harvest") is a high-quality Fertilizer and Nutrients manufacturer, based in Kelowna, British Columbia. Future Harvest has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

Invictus' Canadian Production Footprint:

			Square Footage
Company	Phase	Province	Current	31-Dec-18	31-Dec-19
Acreage Pharms	1	Alberta	7,000	7,000	7,000
Acreage Pharms	2	Alberta	33,000	33,000	33,000
Acreage Pharms	3	Alberta		90,000	90,000
Acreage Pharms	4	Alberta			270,000
Total Acreage Pharms			40,000	130,000	400,000
AB Labs	1	Ontario	16,000	16,000	16,000
AB Labs	2	Ontario		40,000	40,000
Total AB Labs			16,000	56,000	56,000
AB Ventures	1	Ontario		21,000	21,000
AB Ventures	2	Ontario			84,000
Total AB Ventures				21,000	105,000
OptionCo	1	British Columbia		4,000	54,000
OptionCo	2	British Columbia			300,000
Total OptionCo				4,000	354,000
Total Combined			56,000	211,000	915,000

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(647) 828-9655

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential acquisition of OptionCo pursuant to the exercise of the Option, and the potential production capacity of OptionCo, AB Labs, AB Ventures and Acreage Pharms, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that the Company will be successful in exercising the Option and obtaining TSX Venture Exchange approval of the acquisition, that OptionCo and AB Labs will be successful in reaching their potential production capacity, OptionCo, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, OptionCo and AB Labs will reach full production capacity on the timeline anticipated by the Company, OptionCo will be granted its first and second licenses, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, and OptionCo and Acreage Pharms will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company,. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not complete the acquisition of OptionCo, OptionCo and AB Labs will not be successful in reaching its potential production capacity, OptionCo, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of OptionCo and AB Labs reaching full production capacity will be delayed, AB Labs will not be granted their secondary license, OptionCo will not be granted its first and second licenses and OptionCo and Acreage Pharms will not be granted its sales license under the ACMPR, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

View original content: http://www.newswire.ca/en/releases/archive/July2018/18/c6567.html

%SEDAR: 00035787E

CO: Invictus MD Strategies

CNW 09:00e 18-JUL-18